Exhibit 12.2

ENTERTAINMENT PROPERTIES TRUST

COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:

Income before gain on sale of land, gain on acquisition, equity in income from joint ventures, noncontrolling interests and discontinued operations (1)	$20,881	114,583	$30,871	$126,779	$97,077	$80,521
Fixed charges before preferred distributions	18,947	72,942	66,422	65,697	56,968	49,092
Distributions from equity investments	652	2,482	986	2,262	1,239	874
Capitalized interest	(97)	(383)	(600)	(797)	(494)	(100)

Adjusted Earnings	$40,383	189,624	$97,679	$193,941	$154,790	$130,387

Fixed Charges:

Interest expense, net (including amortization of deferred financing fees)	$18,845	72,522	$65,747	$63,990	$56,097	$48,866
Interest income	5	37	75	910	377	126
Capitalized interest	97	383	600	797	494	100
Preferred distributions	7,552	30,206	30,206	28,266	21,312	11,857

Combined Fixed Charges and Preferred Distributions	$26,499	103,148	$96,628	$93,963	$78,280	$60,949

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.5x	1.8x	1.0x	2.1x	2.0x	2.1x

(1)	Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the three months ended March 31, 2011 includes a $1.8 million impairment charge for properties held and used. Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2010 includes a $0.5 million impairment charge for other assets and $0.7 million in provision for loan losses. Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2009 includes $6.4 million in impairment charges for properties held and used and $71.0 million in provision for loan losses.